

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Sabir Saleem
Chief Executive Officer, Chief Financial and Accounting Officer
Free Flow, Inc.
6269 Caledon Road
King George, VA 22485

      Re: Free Flow, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          File No. 000-54868

Dear Sabir Saleem:

      We issued a comment on the above captioned filing on November 15, 2023. On January 17, 2024, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services